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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                                 FINAL AMENDMENT

                              TROON PARTNERS, L.P.
                                (Name of Issuer)

                              TROON PARTNERS, L.P.
                      (Name of Person(s) Filing Statement)

                              PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                              Ms. Joyce M. O'Brien
                            Troon Management, L.L.C.
                             CIBC Oppenheimer Tower
                     One World Financial Center, 33rd Floor
                               200 Liberty Street
                               New York, NY 10281
                                 (212) 667-7649

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533
                                  March 4, 1998
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee


Transaction Valuation: $25,000,000 (a)          Amount of Filing Fee: $5,000 (b)

(a) Calculated as the aggregate maximum purchase price for partnership interests.

(b)      Calculated at 1/50th of 1% of the Transaction Valuation.

         [xx] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,000.00
Form or Registration No.: Schedule 13E-4
Filing Party: Troon Partners, L.P.
Date of Filing: March 5, 1998 (pursuant to temporary hardship exemption)

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         This Final Amendment relates to the Issuer Tender Offer Statement on
Schedule 13E-4 originally filed on March 5, 1998 (pursuant to a temporary hardship exemption under Rule 201 of Regulation S-T) by Troon Partners, L.P., a Delaware limited partnership (the "Partnership"), in connection with an offer to purchase, for cash, up to $25,000,000 of partnership interests in the Partnership or portions thereof, upon the terms and subject to the conditions set forth in the Offer to Purchase, a copy of which was attached as Exhibit B to the Schedule 13E-4, and in the related Letter of Transmittal, a copy of which was attached as Exhibit C to the Schedule 13E-4. This Final Amendment is being filed in connection with the expiration of the Offer to Purchase.

         The following information is furnished pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction D to Schedule 13E-4:

         1. The Offer to Purchase expired at 12:00 Midnight, New York City time, on March 31, 1998.

         2. At the time the Offer to Purchase expired, $5,651,415.48 of partnership interests were validly tendered to, and accepted by, the Partnership pursuant to the Offer to Purchase.

         3. In addition, this Final Amendment is being filed to amend ITEM 9 and the Exhibit Index of the Schedule 13E-4 to reflect the addition of the following letter sent to limited partners, and to attach such letter as Exhibit D, as indicated below, to the Schedule 13E-4:

         Exhibit           Description

         D. Letter dated April 9, 1998 from Troon Management, L.L.C. to Limited Partners in connection with acceptance of offers of tender.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             TROON PARTNERS, L.P.

                                             By:      Troon Management, L.L.C.
                                                      Manager

                                             By:      CIBC Oppenheimer Corp.
                                                      Managing Member


                                                      By: /s/ Joyce M. O'Brien
                                                         -----------------------
April 14, 1998                                          Name: Joyce M. O'Brien
                                                        Title: Managing Director



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